Exhibit 1

PERION REPORTS Q3 2016 RESULTS

Tel Aviv & New York – November 8, 2016 – Perion Network Ltd. (NASDAQ: PERI), a global technology leader in high-quality advertising solutions for brands and publishers, announced today its financial results for the third quarter and nine months ended September 30, 2016.

Financial Highlights*
(In thousands, except per share data)

	Three months ended
	September 30,
	2015	2016
Revenues	$52,637	$74,460
GAAP Net Income (loss) from continuing operation	$(69,034)	$2,884
Non-GAAP Net Income	$8,310	$7,670
Adjusted EBITDA	$11,450	$12,362
GAAP Diluted Earnings (Loss) Per Share from continuing operation	$(0.97)	$0.04
Non-GAAP Diluted Earnings Per Share	$0.12	$0.10

* Reconciliation of GAAP to Non-GAAP measures follows.

Josef Mandelbaum, Perion’s CEO commented, “Perion delivered both sequential and year-over-year EBITDA growth for the first time in two years, reflecting the stability of our business and the continued reduction in expenses, which have enabled us to deliver consistent profitability. This translated into another excellent quarter of cash generation, whereby cash flow from continuing operations was $9.6 million, and for the first nine months of the year now stands at $21.7 million.”

“We have increased profits, despite lower than expected revenues, which were impacted by: the cancellation in September of approximately $3 million in previously booked ad campaigns related to the presidential elections; and proactive actions we took with a couple of download publishers, reducing search-generated revenue by approximately $2 million,” concluded Mr. Mandelbaum. “While we expect some lingering effect to carry over into the fourth quarter, it will be our strongest quarter of the year and we expect revenue and EBITDA to continue to grow sequentially and on a year over year basis. We also expect non-search revenue to be more than 50% of total revenue, in the fourth quarter, for the first time in the past six years”.

Financial Comparison for the Third Quarter of 2016:

Revenues: The 41% year over year increase in revenues is primarily due to the addition of the Undertone business since Q4 2015.  Search-generated revenues declined marginally on a sequential basis, but remain relatively stable, now for the past seven consecutive quarters.

Customer Acquisition and Media Buy Costs (“CAC”): CAC in the third quarter of 2016 were $33.0 million, or 44% of revenues, as compared to $25.3 million, or 48% of revenues in the third quarter of 2015. The increase in the nominal cost compared to the third quarter of 2015 was due to the media buy costs in the Undertone business, acquired in the fourth quarter of 2015.  However, as a percentage of revenues these costs have decreased due to these expenses representing a lower percentage of revenues in our Undertone business.

Net Income (loss): On a GAAP basis, net income in the third quarter of 2016 was $4.9 million, as compared to a net loss of $70.8 million in the third quarter of 2015.  The loss in the third quarter of 2015 was primarily due to a non-cash, $74.1 million impairment of goodwill and intangible assets.

Non-GAAP Net Income: In the third quarter of 2016, Non-GAAP net income was $7.7 million, or 10% of revenues, compared to the $8.3 million, or 16% of revenues, in the third quarter of 2015.

Adjusted EBITDA: In the third quarter of 2016, adjusted EBITDA was $12.4 million, or 17% of revenues, increasing sequentially and year over year, compared to $11.5 million, or 22% of revenues, in the third quarter of 2015.

Cash and Cash Flow from Operations: As of September 30, 2016, cash, cash equivalents and short-term deposits, were $31.4 million. This balance reflects the $22 million cash payment, and the elimination of a $36 million future nominal acquisition obligation previously announced. Cash provided by continuing operations in the third quarter of 2016 was $9.6 million, bringing the total since the beginning of the year to $21.7 million.

Perion currently satisfies all the financial covenants associated with its debt.

Financial Outlook for the Fourth Quarter of 2016:

Management today announced its financial outlook for the fourth quarter of 2016 as follows:
•	Revenue is expected to be in the range of $78 - $82 million.
•	Adjusted EBITDA is expected to be in the range of $12.5 - $13.5 million.

Conference Call:

Perion will host a conference call to discuss the results today, November 8, 2016, at 10 a.m. ET. Details are as follows:

•	Conference ID: 2099863
•	Dial-in number from within the United States: 1-888-684-1264
•	Dial-in number from Israel: 1-809-258-350
•	Dial-in number (other international): 1-913-312-0850
•	Playback available until November 15, 2016 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use PIN code 4675013 for the replay.
•	Link to the live webcast accessible at http://www.perion.com/ir-events

About Perion Network Ltd.

Perion is a global technology company that delivers high-quality advertising solutions to brands and publishers.  Perion is committed to providing outstanding execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter@perionnetwork.

Non-GAAP measures

Non-GAAP financial measures, consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses, restructuring costs, loss from discontinue operations, accretion of acquisition related contingent consideration, amortization of acquired intangible assets and the related taxes thereon, non-recurring tax expenses, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Additionally, in September 2014, the Company issued convertible bonds denominated in New Israeli Shekels and at the same time entered into a derivative arrangement (SWAP) that economically exchanges the convertible bonds as if they were denominated in US dollars, when the bond was issued. The Company excludes from its GAAP financial measures the fair value revaluations of both, the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company’s results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company’s functional currency. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition-related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2015 filed with the SEC on March 24, 2016. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Neta Fishman
+972 (73) 398-1000
investors@perion.com

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS: UNAUDITED
In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2016	2015	2016

Revenues:
Search	$45,498	$38,397	$129,210	$120,590
Advertising and other	7,139	36,063	24,133	107,662
Total Revenues	52,637	74,460	153,343	228,252

Costs and Expenses:
Cost of revenues	1,585	3,747	4,506	11,938
Customer acquisition and media buy costs	25,304	32,990	60,395	102,065
Research and development	5,315	5,632	15,925	20,135
Selling and marketing	4,767	13,408	14,019	43,152
General and administrative	6,613	7,778	17,317	24,574
Depreciation and amortization	1,822	6,156	6,254	19,803
Impairment, net of change in fair value of contingent consideration	74,119	-	71,722	-
Restructuring costs	-	-	-	728
Total Costs and Expenses	119,525	69,711	190,138	222,395

Income (Loss) from Operations	(66,888)	4,749	(36,795)	5,857
Financial expense, net	1,084	950	2,142	6,406

Income (Loss) before Taxes on Income	(67,972)	3,799	(38,937)	(549)
Taxes on income	1,062	915	7,584	(3,078)

Net Income (Loss) from Continuing Operations	(69,034)	2,884	(46,521)	2,529
Net income (Loss) from discontinued operations	(1,812)	2,021	(5,371)	(2,647)

Net Income (Loss)	$(70,846)	$4,905	$(51,892)	$(118)

Net Earnings (Loss) per Share - Basic:
Continuing operations	$(0.97)	$0.04	$(0.66)	$0.03
Discontinued operations	$(0.03)	$0.03	$(0.08)	$(0.03)

Net Earnings (Loss) per Share - Diluted:
Continuing operations	$(0.97)	$0.04	$(0.66)	$0.03
Discontinued operations	$(0.03)	$0.03	$(0.08)	$(0.03)

Weighted average number of shares continuing and discontinued
Basic	71,242,091	76,573,397	70,831,856	76,357,173
Diluted	71,242,091	77,739,340	70,831,856	76,381,693

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS: UNAUDITED
In thousands

	December 31,	September 30,
	2015	2016
ASSETS

Current Assets:
Cash and cash equivalents	$17,519	$23,578
Short-term bank deposit	42,442	7,836
Accounts receivable, net	66,662	50,327
Prepaid expenses and other current assets	17,396	18,483
Total Current Assets	144,019	100,224

Property and equipment, net	12,714	13,936
Goodwill and intangible assets, net	269,765	240,260
Deferred taxes	12,344	4,223
Other assets	3,456	1,483

Total Assets	$442,298	$360,126

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$40,388	$28,080
Accrued expenses and other liabilities	22,857	13,894
Short-term loans and current maturities of long-term and convertible debt	23,756	23,978
Deferred revenues	7,731	5,218
Payment obligation related to acquisitions	11,893	9,106
Total Current Liabilities	106,625	80,276
Long-Term Liabilities:
Long-term debt, net of current maturities	46,920	40,893
Convertible debt, net of current maturities	28,371	22,061
Payment obligation related to acquisition	37,231	-
Deferred taxes	19,456	6,029
Other long-term liabilities	3,858	4,642
Total Liabilities	242,461	153,901

Shareholders' equity:
Ordinary shares	206	209
Additional paid-in capital	227,258	232,961
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive income (loss)	(794)	6
Accumulated deficit	(25,831)	(25,949)
Total Shareholders' Equity	199,837	206,225

Total Liabilities and Shareholders' Equity	$442,298	$360,126

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS: UNAUDITED
In thousands

	Nine months ended September 30,
	2015	2016
Operating activities:
Net loss	$(51,892)	$(118)
Loss from discontinued operations, net	(5,371)	(2,647)
Net income (loss) from continuing operations	(46,521)	2,529

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,254	19,803
Impairment of goodwill and intangible assets	78,286	-
Stock based compensation expense	4,923	4,985
Issuance of ordinary shares related to employees' retention	63	-
Foreign currency translation	-	928
Accrued interest, net	(451)	306
Deferred taxes, net	186	(5,342)
Change in payment obligation related to acquisition	(5,581)	1,271
Fair value revaluation - convertible debt	544	1,588
Net changes in operating assets and liabilities	(8,316)	(4,398)
Net cash provided by continuing operating activities	29,387	21,670
Net cash used in discontinued activities	(4,635)	(3,303)
Net cash provided by operating activities	$24,752	$18,367

Investing activities:
Purchases of property and equipment	$(1,519)	$(1,011)
Capitalization of development costs	(2,243)	(3,724)
Change in restricted cash, net	50	(132)
Investments in short-term deposits, net	(40,919)	34,606
Cash paid for acquisition, net of cash acquired	(4,533)	-
Net cash provided by (used in) investing activities	$(49,164)	$29,739

Financing activities:
Exercise of stock options and restricted share units	15	1
Payment made in connection with acquisition	(1,534)	(28,052)
Proceeds from short-term loans	-	26,000
Repayment of convertible debt	-	(7,620)
Repayment of short-term loans	-	(26,000)
Repayment of long-term loans	(1,725)	(6,390)
Net cash used in financing activities	$(3,244)	$(42,061)
Effect of exchange rate changes on cash and cash equivalents	(11)	14
Net increase (decrease) in cash and cash equivalents	(23,032)	9,362
Net cash used in discontinued activities	(4,670)	(3,303)
Cash and cash equivalents at beginning of period	101,183	17,519
Cash and cash equivalents at end of period	$73,481	$23,578

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS: UNAUDITED
In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2016	2015	2016

GAAP net income (loss) from continuing operations	$(69,034)	$2,884	$(46,521)	$2,529
Acquisition related expenses	507	-	1,209	179
Valuation adjustment on acquired deferred revenues	-	-	-	359
Share based compensation	1,890	1,457	4,923	4,985
Amortization of acquired intangible assets	1,208	5,178	4,334	16,801
Restructuring costs	-	-	-	728
Impairment of acquired intangible assets	74,119	-	78,286	-
Change in fair value of contingent consideration related to acquisition	-	-	(6,564)	-
Fair value revaluation of convertible debt and related derivative	194	(422)	302	134
Accretion of payment obligation related to acquisition	-	63	357	1,270
Taxes related to amortization of acquired intangible assets	(574)	(1,490)	(842)	(5,810)
Non-GAAP net income from continuing operations	$8,310	$7,670	$35,484	$21,175

Non-GAAP net income from continuing operations	$8,310	$7,670	$35,484	$21,175
Taxes on income	1,636	2,405	8,426	2,732
Financial expense, net	890	1,309	1,483	5,002
Depreciation	614	978	1,920	3,002
Adjusted EBITDA	$11,450	$12,362	$47,313	$31,911

Non-GAAP diluted earnings per share	$0.12	$0.10	$0.47	$0.26

Shares used in computing non-GAAP diluted earnings per share	71,490,533	78,877,949	70,831,856	79,798,457